Filed by QLT Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

Subject Company:  Aegerion Pharmaceuticals, Inc.

Commission File No.:  001-34921

Aegerion Pharmaceuticals One Main Street, Suite 800 Cambridge, MA 02142 www.aegerion.com

June 16, 2016

Dear QLT Employees,

We at Aegerion have the highest regard for all of you at QLT. You have shepherded Zuretinol through many challenges and have progressed its development substantially even in spite of many twists and turns. I want you to know that we at Aegerion share your passion for working on a product that can have a meaningful impact for patients.

Over the years I have participated in many acquisitions and watched leaders make decisions focused on products rather than the people. To me, a product has no value without the people behind it.  Over the last several months, I have watched how uncompromising you are in caring for the future of Zuretinol. For those reasons and many more, I believe this proposed merger will be the best way to continue to advance Zuretinol and make a significant impact on patients’ lives.

I imagine that you must be asking yourselves, “What kind of future could I expect to have as a member of Novelion?” The short answer is a promising and exciting future—and here’s why:

•                  We share the same passion for serving patients

•                  We are a strong strategic fit — QLT accesses a global, rare disease company with the capability to commercialize QLT091001, if approved, and Aegerion accesses capital and a high potential, late-stage pipeline growth driver

•                  We share the desire to build a great company

I want you to know that I am very mindful of culture—respecting and preserving the various cultures that made each company successful in first place. The intent of this merger is not to consolidate but invest to support great people and products and provide them the tools to win. So, my plan is to maintain the Vancouver site and invest in Zuretinol so we can have global impact.

How would you as an individual benefit from Novelion? We will truly be a global company offering opportunities for international experience, as a meaningful number of our employees will continue to work internationally. Aegerion has a global sales and marketing organization in locations around the world. And, assuming that the merger closes later this year, Novelion will have ample cash and a very strong balance sheet to fund an exciting future.

I believe that companies are really about people—committed, talented, passionate people who want to be challenged, who want to invent and create, do something meaningful and lasting, realize their full potential, make a positive impact on their communities and the world, and have fun doing it. That’s exactly what I want Novelion to be about.

I stand for putting our stakeholders first, treating people with respect, collaborating smoothly with our colleagues and partners, thinking creatively to solve problems, leveraging our diversity, and maintaining a fully inclusive workforce.

I look forward to meeting you all and building Novelion together!

/s/ Mary Szela

Chief Executive Officer, Aegerion Pharmaceuticals

Additional Information about the Proposed Transaction and Where to Find It

This communication does not constitute an offer to buy or solicitation of any offer to sell securities or a solicitation of any vote or approval. It does not constitute a prospectus and no offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. This communication relates to the proposed business transaction between QLT and Aegerion.  In connection with the proposed transaction, QLT will file with the SEC a registration statement on Form S-4 that will include the joint proxy statement/circular of Aegerion and QLT that also includes a prospectus relating to shares of QLT common stock to be issued in connection with the proposed transaction. Aegerion and QLT will mail the joint proxy statement/circular to their respective shareholders in connection with the transaction. This communication is not a substitute for the registration statement, joint proxy statement/circular, prospectus or other documents that QLT and/or Aegerion may file with the SEC in connection with the proposed transaction. INVESTORS OF QLT AND AEGERION ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/CIRCULAR, PROSPECTUS AND OTHER DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT QLT, AEGERION AND THE PROPOSED TRANSACTION. Aegerion shareholders will be able to obtain the registration statement, joint proxy statement/circular, and prospectus, as well as other filings containing information about Aegerion, QLT and the proposed transaction, free of charge, at the website maintained by the SEC at www.sec.gov and, in QLT’s case, also on the SEDAR website maintained by the Canadian Securities Administrators (CSA) at www.sedar.com. Aegerion shareholders may also obtain these documents, free of charge, from Aegerion’s website (www. Aegerion.com) under “Investors—Financial Information—SEC Filings” or by directing a request to Aegerion’s Secretary at Aegerion Pharmaceuticals, Inc., One Main Street, Suite 800, Cambridge, MA 02142. QLT shareholders may also obtain these documents, free of charge, from QLT’s website at www.QLTinc.com under “Investors—Securities Filings—Proxy Circulars” or upon request directly to QLT to the attention of “QLT Investor Relations,” 887 Great Northern Way, Suite 250, Vancouver, British Columbia, Canada, V5T 4T5.

Participants in the Solicitation

The respective directors and executive officers of Aegerion and QLT and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Aegerion’s directors and executive officers is available or incorporated by reference in its Annual Report on Form 10-K filed with the SEC on March 15, 2016, and information regarding QLT directors and executive officers is available in its Annual Report on Form 10-K filed with the SEC and the CSA on February 25, 2016, as amended by its Annual Report on Form 10-K/A filed with the SEC and the CSA on April 29, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the registration statement, joint proxy statement/circular and other relevant materials to be filed with the SEC and the CSA.

Cautionary Statement Regarding Forward-Looking Statements

This document contains “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information as defined under applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements contained in this document may include, without limitation, statements regarding the proposed transaction between QLT and Aegerion, the timing and financial and strategic benefits thereof, expected impact of the transaction on the cash balance of Novelion following the merger, Novelion’s future strategy, plans and expectations after the merger, and the anticipated potential of its pipeline products.  Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to materially differ from those described in the forward-looking statements, including the failure to receive, on a timely basis or otherwise, the required approvals by Aegerion and QLT shareholders and government or regulatory agencies; the risk that a condition to closing of the merger may not be satisfied; the possibility that the anticipated benefits and synergies from the proposed merger cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of Aegerion and QLT operations will be greater than expected; the ability to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; the impact of legislative, regulatory, competitive and technological changes, including changes in tax laws or interpretations that could increase the QLT or Aegerion’s consolidated tax liabilities; and other risk factors relating to the biopharmaceutical industry, as detailed from time to time in each of Aegerion’s and QLT’s reports filed with the SEC and, in QLT’s case, the CSA. Investors should not place undue reliance on forward-looking statements. The forward-looking statements reflect management’s current knowledge, assumptions, beliefs, estimates, and expectations and express management’s current view of future performance, results, and trends. Such statements are made as of the date of this document, and except to the extent otherwise required by applicable law, we undertake no obligation to update such statements after this date. In addition to those risks described above, risks and uncertainties that could cause our actual results to materially differ from those described are discussed in our filings with the SEC (including those described in Item 1A of Aegerion’s and QLT’s Annual Reports on Form 10-K for the year ended December 31, 2015 and Aegerion’s and QLT’s Quarterly Reports on Form 10-Q for the quarter ended March 31, 2016, in each case under the heading “Risk Factors” and elsewhere in such filings).